82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051177

REGISTRANT'S NAME S-Oil Corporation

*CURRENT ADDRESS Good Morning Tower 23-2
Yoido-dong, Yongdungpo-gu
Seoul, Korea 150-607

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5246 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☒
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OICF/BY: mw

DATE : 1/24/02

82-5246

1999 Annual Report

AR/S
12-31-99



SsangYong Oil Refining Co., Ltd.

Contents

Profile

SsangYong Oil Refining Co., Ltd. (changed to S-Oil Corporation from March 24, 2000) is an oil refining company which is diversified into lube base oil and aromatics-oriented petrochemical products. S-Oil not only serves domestic market but also exports a substantial portion of its products.

S-Oil has a vision to become one of the most competitive and profitable petroleum companies in the Asia-Pacific region. In order to realize this vision, the Company has been making every effort to achieve the following goals : to become the future oriented petroleum company equipped with the best technology and facilities, to become a world leader in the lube base oil industry, to become a competitive petrochemical producer in the region, and to establish a global management system for maximizing the value-added.

S-Oil has been conducting independent management since separation from SsangYong Group in December 1999. In order to reflect the change in governance, the Company's name has been changed from SsangYong Oil Refining Co., Ltd. to S-Oil Corporation.

The Company's new name, S-Oil, carries the favorable image of the former SsangYong Oil Refining Co., Ltd. by incorporating the initial letter "S" of the Company's major brand Super-Clean into the name. In addition, S-Oil reflects up to date corporate image keeping abreast of the internet-oriented world and bears the Company's strong will to enter into the highly advanced industries.

Headquarters is located in Seoul, Korea and the plant is based at Onsan Industrial Complex, a port area in the southeast of the peninsula.

History

Jan., 1976	The Company (then named as Korea-Iran Petroleum Co.,Ltd.) was established as a 50:50 joint venture company between SsangYong Cement Industrial Co., Ltd. and National Iranian Oil Co.(NIOC)
May, 1980	First atmospheric distillation unit (93,000 B/D) began commercial operation
Jun., 1980	The name of the Company was changed to SsangYong Oil Refining Company Limited, according as SsangYong Cement purchased NIOC's share in the Company
Jan., 1981	Lube base oil plant (3,320 B/D) commenced commercial operation
May, 1987	The Company's shares were listed on the Korea Stock Exchange
Dec., 1990	Production capacity of HVI lube base oil increased to 7,000 B/D with the commercial operation of Mobil Lube Dewaxing process (current production capacity is 12,000 B/D)
Jan., 1991	Crude oil refining capacity increased to 325,000 B/D with addition of No. 2 atmospheric distillation unit(232,000 B/D)
Apr., 1991	BTX plant (481,000 metric ton per annum) commened commercial operation (current 790,000 metric ton per annum)
May, 1991	Established strategic alliance with Saudi Aramco by entering into a joint venture agreement and a crude oil supply agreement. Aramco Overseas Company, a wholly owned indirect subsidiary of Saudi Aramco, subscribed US$395million in cash for 35% share in the Company in August 1991
Jul., 1993	Issued Euro Convertible bonds of US$150million
Sep., 1994	Issued Euro Convertible bonds of US$50million
Jan., 1995	No. 3 atmospheric distillation unit (200,000 B/D) commenced commercial operation
Mar., 1996	Began commercial operation of the Hydrocracking Complex (65,000 B/D of Cracking and 40,000 B/D of Residue Desulfurization)
Apr., 1997	Began commercial operation of the Residue FCC Complex (65,000 B/D of Cracking and 40,000 B/D of mild Hydrocracking)
Oct., 1998	Began commercial operation of Para-Xylene Center (600,000 MTA)
Dec., 1999	The Company purchased 28.4% shares of its common stock held by SsangYong Cement Industrial Co., Ltd. as treasury stock and was separated from the SsangYong Business Group
Mar., 2000	The name of the Company was changed to S-Oil Corporation



Last year, Korean companies experienced drastic changes in business environments in turbulence of restructuring the whole economy including the financial industry, while Korean economy got through the economic crisis, so-called IMF situation, and strengthened the economic foundation for another take-off. In the oil industry, there were also many changes. There was an acquisition of a refining company by another refining company. The Company was separated from SsangYong Group by the purchase of its shares held by SsangYong Cement, the local partner of the joint venture, in the process of business restructuring of Ssang Yong Cement. With this separation, we have faced with a new era of standing alone without any local affiliation.

In the midst of these drastic changes, we carried out active marketing focused on profitability in both domestic and overseas market and also made efforts for more efficient operation of production facilities. As a result, we accomplished an outstanding performance last year as we did in 1998.

In the domestic market, the demand for oil products which reduced drastically during the crisis began to rally with the recovery of domestic economy. Meanwhile, the domestic market has been reordered due to the new developments, such as the acquisition of a domestic refiner by another domestic refiner, the increase of small-size petroleum importers, the increase of no-brand service stations, etc. In this process, the competition has been intensified. Taking these new developments as opportunities, we geared up customer-oriented marketing activities effectively through 43 sales offices located over the country. Consequently, we attained additional market share for high value-added light products and succeeded in harmonizing the profitability and the market share.

In the overseas market, operation of new refining capacities increased the supply of products in the region, however, we could sell all of our products and maintain the maximum operation of production facilities benefiting from the recovery of oil demand in Asian countries, together with our aggressive effort to diversify the market. It is to be noted that we redirected a substantial portion of light oil cargoes to Japan where the profitability was much higher than elsewhere and that we enhanced the overall profitability by flexibly adjusting export and domestic sales in response to the oil price changes.

The sales volume of lube base oil and lubricant was expanded by 24% compared to the previous year, thanks to the Company' s securing new customers and the demand increase which followed the widespread economic recovery. The total sales volume of petrochemical products was enlarged by 41% compared to the previous year due to the demand rally in the region and the full-scale operation of the para-xylene plant, the world largest one as a single unit.

In 1999, we achieved a total sales volume of 543 thousand barrels per day exceeding the Company's production capacity and the sales volume of the previous year, while the sales revenue was 3.6% decreased to 5 trillion 752 billion Won due to the price decline attributed to Won appreciation. In spite of such market evolution as overall sales margin was deteriorated with the intensified competition in the domestic market, we recorded a 6.1% increased net income of 288 billion Won for 1999, another record-high subsequent to the previous one in 1998, by increasing domestic sales of high value-added light oils and implementing active and flexible marketing strategies, taking advantage of the period of soaring oil price.

In addition, we purchased 15,991,793 common shares of the Company (28.4% of the total issued shares) owned by SsangYong Cement as treasury stocks in 1999. As a result, the Company has been separated from SsangYong Business Group and the Company's status of a listed joint venture has changed to a listed company where Saudi Aramco is temporarily the only major shareholder until the acquired shares are sold to a new strategic partner in the future. This share transaction brings only a trivial burden to the Company, because most of the purchase price will be paid in a bullet after 10 years with very low annual interest payments and it will eventually improve the Company's cash flow and the EPS through savings in dividend payment. Therefore, it is considered as an innovative measure which gives benefit to all the interest parties including the Company, shareholders and investors and stabilizes the management of the Company as well. In another aspect, the transaction caused a temporary rise of debt-to-equity ratio to 254% from 215% of the previous year; however, the net debt-to-equity ratio, taking the cash on hand into account, is 168%, which indicates the Company's financial structure is still outstanding.

In the new millennium, we will continue to accumulate expertise for more efficient operation of the state-of-the-art production facilities and exert ourselves to pursue a harmonious increase of the profitability and the domestic market share. Moreover, we will seek an opportunity to move into a new petrochemical area for which the Company has secured competitive raw material. With these measures, the Company will grow towards "the most competitive specialized oil refining company in the Asia-Pacific region".

We would like to extend our thanks to everyone of you, our shareholders, customers, financial institutions, the officers and employees of our company, for your cooperation, support and dedication.

Thank you

Sun Dong Kim
Representative Director
Chairman & CEO

FINANCIAL HIGHLIGHTS

(billions of Korean won and millions of US$ execpt for share data)

	1999	1998	1999(US$)
Net sales	5,751.6	5,968.9	$5,021.5
Operating income	401.3	517.3	$350.4
Net income	288.0	271.4	$251.4
Earnings per share	5,311	4,883	$4.6
Dividends per share			
Common shares	2,500	2,500	$2.2
Preferred shares	2,550	2,550	$2.2
Total assets	5,493.7	5,016.8	$4,796.3
Long-term debt, net of current maturities	629.5	1,070.7	$549.6
Stockholders' equity	1,550.1	1,591.4	$1,353.3
Return on average stockholders' equity	18.33%	20.24%	18.83%

Note) Figures in US$ converted at the year-end exchange rate (1,145.4 ₩/$) are provided only for convenience

NET INCOME (billions of Won)


'99
'98
'97
0
100
200
300

TOTAL ASSETS (billions of won)


'99
'98
'97
0
1000
2000
3000
4000
5000
6000

STOCKHOLDERS' EQUITY (billions of won)


'99
'98
'97
0
500
1000
1500
2000

PRODUCTION

Products	Quantity (1,000 barrels)		Amount (million Won)	
	1999	1998	1999	1998
Refined products	174,389	178,233	4,567,949	4,625,528
Lube products	3,258	2,882	136,417	127,997
Petrochemicals	6,657	6,388	320,329	289,995
Total	184,304	187,503	5,024,695	5,043,520

SALES

Products	Market	Quantity (1,000 barrels)		Amount (million Won)	
		1999	1998	1999	1998
Refined products	Domestic	88,422	87,459	2,892,678	3,243,729
	Export	97,603	100,574	2,283,645	2,242,006
	Sub-total	186,025	188,033	5,176,323	5,485,735
Lube products	Domestic	2,731	2,004	165,601	152,587
	Export	684	746	26,936	38,881
	Sub-total	3,415	2,750	192,537	191,468
Petrochemicals	Domestic	3,220	747	145,195	37,535
	Export	5,493	5,449	237,520	254,172
	Sub-total	8,713	6,196	382,715	291,707
Total	Domestic	94,373	90,210	3,203,474	3,433,851
	Export	103,780	106,769	2,548,101	2,535,059
	Total	198,153	196,979	5,751,575	5,968,910

CAPITAL EXPENDITURES AND RELATED FINANCING PERFORMANCE

- No Significant items

SUMMARIZED INCOME STATEMENTS

(Millions of Korean Won)

	1999	1998	1997
Net sales	5,751,575	5,968,910	5,320,743
Cost of sales	5,076,225	5,196,191	4,414,108
Gross profit	675,350	772,719	906,635
Selling, general and administrative expenses	274,050	255,382	220,312
Operating income	401,300	517,337	686,323
Non-operating income	287,813	593,978	394,340
Non-operating expenses	272,996	566,885	968,665
Ordinary income	416,117	544,430	111,998
Extraordinary gain	-	59	1,793
Extraordinary loss	-	127,992	-
Income before income taxes	416,117	416,497	113,791
Provision for income taxes	128,142	145,102	19,434
Net income	287,975	271,395	94,357

SUMMARIZED BALANCE SHEETS

(Millions of Korean Won)

	1999	1998	1997
Current assets	2,939,645	2,214,453	2,474,816
Fixed assets	2,554,029	2,802,313	2,751,921
Total assets	5,493,674	5,016,766	5,226,737
Current liabilities	3,294,336	2,277,213	2,920,810
Fixed liabilities	649,251	1,148,176	1,215,717
Total liabilities	3,943,587	3,425,389	4,136,527
Paid-in capital	284,220	284,220	284,220
Capital surplus	799,559	775,427	385,472
Retained earnings	748,426	540,184	408,324
Adjustment to equity	-282,118	-8,454	12,194
Total stockholders' equity	1,550,087	1,591,377	1,090,210
Total liabilities and stockholders' equity	5,493,674	5,016,766	5,226,737

KIND AND NUMBER OF SHARES ISSUED AND OUTSTANDING

Kind of shares	Number of shares	Amount (Won)	Ratio
Registered common stock	56,291,396	281,456,980,000	99.03%
Registered preferred stock	552,604	2,763,020,000	0.97%
Total	56,844,000	284,220,000,000	100.00%

MAJOR SHAREHOLDER

Name	Number of shares	Shareholding Ratio	Transaction with the Company
Aramco Overseas Co., B.V.	19,877,738	34.97%	Sale of crude oil

(Note) The Company owns 17,055,027 shares (30.0%, common shares : 16,962,800 shares, preferred shares : 92,227 shares) of the Company as treasury stock

INFORMATION FOR SHAREHOLDERS

- Closing date of fiscal year : December 31
- Convening of ordinary general meeting of shareholders : to be convened within three months after the end of each fiscal year
- Closing period of shareholders' registry : From January 1 to January 30 (30days)
- Newspaper for public notice : Hankyoreh Shinmun
- Type of share certificates : 1, 5, 10, 50, 100, 500, 1,000, and 10,000 (8 denominations)
- Transfer agent and registrar : Kookmin Bank, Securities Agnency Business Dept., 15-22, Yoido-dong, Yougdungpo-ku, Seoul

CHANGES IN CAPITAL

Date	Type of shares	Par value per share (Won)	Number of shares issued	Amount of shares issued (1,000Won)	Capital stock after increase (1,000Won)	Remarks
Jan. 6, 1976	Common	500,000	400	200,000	200,000	Incorporation capital
Feb.19, 1976	〃	〃	600	300,000	500,000	Right issue
Aug. 30, 1976	〃	〃	4,000	2,000,000	2,500,000	〃
Dec. 14, 1976	〃	〃	3,000	1,500,000	4,000,000	〃
Apr. 20, 1977	〃	〃	6,000	3,000,000	7,000,000	〃
Dec. 2, 1977	〃	〃	4,000	2,000,000	9,000,000	〃
May 11, 1978	〃	〃	12,000	6,000,000	15,000,000	〃
Jul. 11, 1979	〃	〃	2,926	1,463,000	16,463,000	〃
Mar. 29, 1984	〃	〃	10,000	5,000,000	21,463,000	〃
Jun. 29, 1984	〃	〃	27,074	13,537,000	35,000,000	Bonus issue
Mar. 20, 1985	〃	〃	40,000	20,000,000	55,000,000	〃
Mar. 17, 1987	〃	5,000	11,000,000	-	55,000,000	Stock split
May 8, 1987	〃	〃	2,800,000	14,000,000	69,000,000	Right issue
Aug. 5, 1988	〃	〃	3,400,000	17,000,000	86,000,000	〃
Oct. 14, 1988	〃	〃	2,800,000	14,000,000	100,000,000	〃
Oct. 15, 1988	〃	〃	2,000,000	10,000,000	110,000,000	Bonus issue
Jul. 29~Nov. 13, 1989	〃	〃	218,540	1,092,700	111,092,700	Conversion of CBs
Nov. 15, 1989	〃	〃	2,530,958	12,654,790	123,747,490	Bonus issue
Nov. 30, 1989 ~ Oct. 30, 1990	〃	〃	1,209,799	6,048,995	129,796,485	Conversion of CBs
Mar. 30, 1991	〃	〃	3,713,000	18,565,000	148,361,485	Right issue
Aug. 17, 1991	〃	〃	15,977,391	79,886,955	228,248,440	〃
Feb. 27, 1992	〃	〃	113	565	228,249,005	Conversion of CBs
Apr. 29, 1992	〃	〃	61	305	228,249,310	Right issue
May 1, 1992	〃	〃	4,108,488	20,542,440	248,791,750	Bonus issue
	Preferred	〃	456,499	2,282,495	251,074,245	〃
Aug. 31, 1993	Common	〃	4,975,835	24,879,175	275,953,420	〃
	Preferred	〃	45,650	228,250	276,181,670	〃
Mar. 28, 1994	Common	〃	1,557,211	7,786,055	283,967,725	Stock dividend
Dec. 9, 1994 ~ Aug. 30, 1995	Preferred	〃	50,455	252,275	284,220,000	Conversion of CBs

STATUS OF BONDS ISSUED

DOMESTIC BONDS

Kind	Issue date	Amount (mil. Won)	Coupon rate	Outstanding balance (mil. Won)	Maturity date
28th Corporate Debenture	Mar., 1997	70,000	11.00% p.a.	70,000	Mar., 2000
29th Corporate Debenture	Apr., 1997	70,000	11.00% p.a.	70,000	Apr., 2000
30th Private Placement Bond	Apr., 1997	30,000	12.91% p.a.	30,000	Apr., 2000
31st Corporate Debenture	Sep., 1997	100,000	11.00% p.a.	100,000	Sep., 2000
32nd Corporate Debenture	Oct., 1997	100,000	11.00% p.a.	100,000	Oct., 2000
33rd Corporate Debenture	Nov., 1997	50,000	11.00% p.a.	41,000	Nov., 2000
36th Private Placement Bond	Dec., 1999	120,000	7.67% p.a.	120,000	Dec., 2009
Total		540,000		531,000	

OVERSEAS BONDS

Kind	Issue date	Amount (1,000US$)	Coupon rate	Outstanding balance (1,000US$)	Maturity date	Put date
1st CBs	Jul. 20, 1993	150,000	3.75% p.a.	148,825	Dec. 31, 2008	Jul. 21, 2001
2nd CBs	Sep.12, 1994	50,000	3.00% p.a.	50,000	Dec. 31, 2004	-
Total		200,000		198,825		

Note : conversion features

Kind	Conversion Price	Conversion Period	Convertible into	Exchange rate for conversion
1st CBs	₩18,724/Share	Aug. 20, 1993 ~ Nov. 30, 2008	Preferred shares	₩804.10/US$
2nd CBs	₩26,100/Share	Oct. 12, 1994 ~ Nov. 30, 2004	Preferred shares	₩800.50/US$

MAJOR CREDITORS

Institution	Credit to the Company	
	Instruments	Amount (million Won)
The Korea Development Bank	Loans including usance borrowing for crude oil import	338,820
Credit Lyonnais	〃	191,775
Citibank, N.A.	Usance borrowing for crude oil import	190,490
Paribas	Loans including usance borrowing for crude oil import	173,633
Fuji Bank	Usance borrowing for crude oil import	142,992
Credit Agricole Indosuez	Loans including long-term foreign currency loan	105,077
Cho Hung Bank	Loans including general loan	104,066
Banque Nationale de Paris	Loans including usance borrowing for crude oil import	101,140
Kookmin Bank	〃	80,598
Royal Bank of Canada	Usance borrowing for crude oil import	73,399

SUBSIDIARIES & OPERATIONAL SITES

SUBSIDIARIES

	SsangYong International Ltd.
Location	80, Broad street, Monrovia, Liberia
Paid-in capital	US$10,000
No. of shares owned by the Company	10 shares (100%)
Major business	International trade of crude oil & petroleum products
Transaction with the Company	Export and import of crude oil & petroleum products

OPERATIONAL SITES

- Headquarters : 23-2, Yoido-dong, Yongdunpo-ku, Seoul, Korea
- Refinery : 360, Sanam-ri, Onsan-eup, Ulju-gun, Ulsan, Korea
- 43 Domestic sales offices : Located throughout South Korea

BOARD OF DIRECTORS & AUDITOR

Standing / Non-standing	Name	Title	Major duty
Standing	S. D. Kim	Representative Director & Chairman	-
〃	H. K. Yoo	Representative Director & President	-
〃	Y. S. Lee	Executive Vice President	Manufacturing
〃	S. H. Bae	Vice President	Technology & Development
Non-standingA. S.	S. H. Chang	Director	Outside Director
〃	A. S. Jum'ah	〃	President & CEO of Saudi Aramco
〃	A. A. Saleh	〃	Outside Director
〃	A. S. Al-Saif	〃	Outside Director
〃	M. A. Al'Ali	〃	General Manager of Saudi Aramco
〃	Ali M. BakhshAuditor	〃	Outside Director
Standing	S. K. Suh	Auditor	Auditing

EMPLOYEES (as of Dec. 31, 1999)



Technicians
(1,117)
Staff, Marketing personnel & Others
(1,184)
Engineers
(166)

Total : 2,467

SAMDUK ACCOUNTING CORPORATION
Certified Public Accountants
1201, SeoHeung Bldg. 68, Kyunji-dong, Chongro-ku, Seoul, Korea

**To the shareholders and Board of Directors
of SsangYong Oil Refining Co., Ltd.**

We have audited the accompanying balance sheet of SsangYong Oil Refining Co., Ltd. (the "Company") as of December 31, 1999 and the related statements of income, appropriation of retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999, and the results of its operations, the changes in its capital surplus and retained earnings and its cash flows for the year then ended, in conformity with financial accounting standards generally accepted in Korea.

The following information does not affect our opinion but is considered to be useful for rational decision making of the people who use this report.

(1) Transactions with specially related persons

The Company had transactions with specially related persons, such as sales transaction in the amount of 187,944 million Won and purchase transaction in the amount of 3,767,032 million Won.

(2) Purchase of Treasury stocks and extension of guarantees

As described in Note 15, on December 2, 1999, the Company purchased 15,991,793 shares of its common stock held by SsangYong Cement Industrial Co., Ltd.("SsangYong Cement") for 340 billion Won (240 billion Won was borrowed at an annual interest rate of 7.67 % with a ten year bullet payment term) through specified money trust arrangements. The purchased shares are reported as treasury stock on the balance sheet and, in relation to the above borrowing, 55.9 billion Won is reported as the present value discount of long-term debts. Meanwhile, the rights to participate in the management of the Company were transferred to Merryweather International Limited ("Merryweather" ; shareholding structure : 44% by Paribas, 28% by SsangYong International Limited and 28% by Aramco Overseas Company, B.V.), whose largest shareholder is Paribas, in return for Merryweather's assumption of SsangYong Cement's long-term debts totaling 560 billion Won (annual interest rate of 6.0 % and ten year bullet payment term) and the Company has guaranteed redemption of Merryweather's debt in case that the management participation rights purchased by Merryweather and the shares purchased by the Company are not assigned to a third party together with Merrryweather's debt of 560 billion Won until the ten year maturity of the debt.

(3) Deposits with Nara Merchant Bank

As described in Note 16, the Company has deposits with Nara Merchant Bank totaling 409,343 million Won (393,179 million Won of Promissory Notes and 16,164 million Won of CMA) as of January 21, 2000, when Financial Supervisory Commission ordered Nara Merchant Bank to suspend its business operation. However, the Company has neither any borrowing nor any guarantee from Nara Merchant Bank. All the above deposits are guaranteed by the Depositors Protection Act.

(4) Separation from the Large-scale Business Group

The Company was separated from the Large-scale Business Group of SsangYong from January 3, 2000 by the decision of Korea Fair Trade Commission dated December 31, 1999.

January 29, 2000

Samduk Accounting Corporation
Representative Director Byung Sun Chin

FINANCIAL STATEMENTS

(For the years ended December 31, 1999 & 1998)

- Balance Sheet
- Statements of Income
- Statements of Appropriations of Retained Earnings
- Statements of Cash Flows
- Notes to Financial Statements

SSANGYONG OIL REFINING CO., LTD.

BALANCE SHEET

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(In millions of Korean Won except for share date)

	1999	1998
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents(Note 9)	₩316,161	₩569,309
Short-term financial instruments (Note 16)	609,017	269,786
Marketable securities (Note 2)	410,945	56
Accounts receivable - trade (net of allowance for doubtful accounts of ₩12,291 in 1999 and ₩10,600 in 1998) (Note 2 and 9)	679,392	541,605
Short-term loans (net of allowance for doubtful accounts of ₩534 in 1999 and ₩688 in 1998) (Note 2)	54,014	92,659
Accounts receivable - other	166,098	225,419
Inventories (Note 2 and 14)	677,074	488,053
Accrued income and others	26,944	27,565
Total Current Assets	2,939,645	2,214,452
INVESTMENTS AND OTHER ASSETS		
Investment securities (Note 2 and 3)	77,096	77,858
Long-term loans (net of allowance for doubtful accounts of ₩6,415 in 1999 and ₩6,995 in 1998) (Note 2)		
Affiliates	-	484
Customers	104,658	149,766
Employees	10,104	8,839
Deposits for severance indemnities (Note 2)	5,250	51,203
Deferred income tax assets (Note 2)	14,742	-
Long-term deposits and other	119,160	139,060
Total Investments and Other Assets	331,010	427,210
PROPERTY, PLANT AND EQUIPMENT(Note 2, 4, 5, and 14)		
Land	289,125	284,091
Buildings	110,099	108,953
Structures and storage tanks	353,264	351,560
Machinery and equipment	1,723,216	1,719,282
Transportation equipment	18,133	18,439
Tools, furniture and fixtures	86,997	82,644
Construction in progress	40,378	8,720
Total	2,621,212	2,573,689
Less accumulated depreciation (Note 5)	(401,021)	(204,482)
Property, Plant and Equipment - Net	2,220,191	2,369,207
INTANGIBLE ASSETS		
Proprietary equipment use rights - net (Note 2)	2,828	3,128
DEFERRED CHARGES		
Bonds issuance costs - Net (Note 2)	-	2,768
TOTAL ASSETS	₩5,493,674	₩5,016,765

	1999	1998
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade (Note 9)	₩837,984	₩508,780
Short-term borrowings (Note 9)	1,174,842	1,052,853
Accounts payable - other	535,944	283,748
Advance receipts from customers	40,511	19,242
Income taxes payable	54,158	124,450
Current portion of long-term debt	513,798	116,960
Dividends payable	99,543	139,574
Accrued expenses and others	37,556	31,606
Total Current Liabilities	3,294,336	2,277,213
LONG-TERM LIABILITIES		
Bonds payable (Note 2)	319,895	740,761
Long-term debt (Note 9)		
Won denominated (Note 2)	109,120	19,086
Foreign currency denominated (Note 9)	165,839	285,776
Accrued severance indemnities (Note 2)	19,773	77,442
Long-term accrued interest expense (Note 2 and 9)	34,624	25,111
Total Long-term Liabilities	649,251	1,148,176
TOTAL LIABILITIES	3,943,587	3,425,389
STOCKHOLDERS' EQUITY		
Capital Stock (Note 1)		
Par value - ₩5,000 per share		
Authorized - 120,000,000 shares (90,000,000 shares of common stock and 30,000,000 shares of preferred stock)		
Issued (common stock) - 56,291,396 shares	281,457	281,457
Issued (preferred stock) - 552,604 shares	2,763	2,763
Total Capital Stock	284,220	284,220
Capital Surplus		
Additional paid-in capital	329,403	329,403
Other capital surplus (Note 2 and 7)	470,156	446,024
Total Capital Surplus	799,559	775,427
Retained Earnings (Note 8)		
Legal reserve	71,725	61,725
Voluntary reserves	676,564	478,323
Unappropriated retained earnings (Net income of ₩287,975 in 1999 and ₩271,395 in 1998)	137	136
Total Retained Earnings	748,426	540,184
Capital Adjustments		
Treasury stock (Note 2,10 and 15)	(304,863)	(18,691)
Net unrealized gain on investment securities (Note 2)	22,745	10,237
Total Capital Adjustments	(282,118)	(8,454)
TOTAL STOCKHOLDERS' EQUITY	1,550,087	1,591,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₩5,493,674	₩5,016,766

SSANGYONG OIL REFINING CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(In millions of Korea Won except for share date)

	1999	1998
NET SALES	₩5,751,575	₩5,968,910
COST OF SALES	5,076,225	5,196,191
GROSS PROFIT	675,350	772,719
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	274,050	255,382
OPERATING INCOME	401,300	517,337
NON-OPERATING INCOME		
Interest income	91,327	115,358
Dividend income	973	558
Foreign exchange gain (Note 2)	165,406	450,229
Gain on valuation of marketable securities	14,466	-
Miscellaneous	15,641	27,833
Total	287,813	593,978
NON-OPERATING EXPENSES		
Interest expense	183,916	205,030
Amortization of deferred charges	-	25,422
Foreign exchange loss (Note 2)	63,166	310,561
Loss on valuation of inventory (Note 2)	-	9,710
Loss on disposition of investment assets	1,556	-
Loss on disposal of property, plant and equipment	-	1,188
Loss on valuation using equity method of accounting	1,722	
Miscellaneous	22,636	14,974
Total	272,996	566,885
ORDINARY INCOME	416,117	544,430
EXTRAORDINARY GAINS (LOSSES)		
Loss on disposal of investments in affiliates	-	(49,901)
Loss on liquidation of subsidiary	-	(76,663)
Loss on prior period adjustments - net	-	(1,369)
Total	-	(127,933)
INCOME BEFORE INCOME TAXES	416,117	416,497
PROVISION FOR INCOME TAXES	128,142	145,102
NET INCOME	₩287,975	₩271,395
INCOME PER SHARE (Note 11)	₩5,311	₩4,883

SSANGYONG OIL REFINING CO., LTD.
STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
(In millions of Korea Won)

	1999	1998
UNAPPROPRIATED RETAINED EARNINGS		
Beginning of year, as previously reported	₩136	₩160
Cumulated effect of accounting changes	24,533	–
Loss on correction of prior income	(4,770)	–
Net income for the year	287,975	271,395
End of year	307,874	271,555
TRANSFERS FROM VOLUNTARY RESERVES		
Reserve for export losses	6,692	10,022
Reserve for technological development	3,200	3,924
Reserve for overseas market exploration	666	1,400
Reserve for investment	2,000	2,000
Total	12,558	17,346
PROPOSED APPROPRIATIONS		
Legal reserve (Note 8)	10,000	14,000
Dividends (Note 12)	99,495	139,535
Reserve for financial structure improvement (Note 8)	28,800	–
Reserve for industry rationalization (Note 8)	200	6,500
Reserve for overseas market exploration	–	5,770
Reserve for export losses	–	46,160
Reserve for business expansion	181,800	76,800
Total	320,295	288,765
UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	₩137	₩136

SSANGYONG OIL REFINING CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999
(In millions of Korea Won)

	1999
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	₩287,975
Expenses not involving cash payments :	
Provision for severance indemnities	14,646
Provision for doubtful accounts	7,450
Depreciation	198,379
Amortization of intangible fixed assets	300
Accrued interest expense	14,692
Exchange losses arising from foreign currency translation	3,099
Loss on disposal of investment securities	1,556
Loss on valuation of equity method of accounting	1,721
Provision for doubtful accounts-other	7,184
Other operation expenses	13,902
Loss on valuation of inventories	71
Loss from disposal of property, plant and equipment	491
Sub-total	263,491
Income not involving cash receipts :	
Gain on valuation of marketable securities	(14,466)
Exchange gain arising from foreign currency translation	(82,394)
Gain on disposal of property, plant and equipment	(239)
Sub-total	(97,099)
Increase or decrease in assets and liabilities related to operating activities :	
Accounts receivable - trade	(143,731)
Accounts receivable - other	59,321
Accrued income	(3,437)
Advance payments	(551)
Prepaid expenses	3,176
Inventories	(189,091)
Deferred income taxes	24,343
Accounts payable - trade	328,672
Advance receipts from customers	21,269
Income taxes payable	(70,292)
Payments for severance indemnities - net	(50,389)
National pension fund	2,089
Accrued expenses and other current liabilities	(4,969)
Sub-total	(23,590)
Net cash provided by operating activities	₩430,777

	1999
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash inflows from investing activities :	
Decrease in short-term loans	₩38,799
Disposal of investment securities	10,106
Decrease in long-term loans	43,039
Decrease in deposits for severance indemnities	21,939
Decrease of deferred catalyst	12,207
Disposal of property, plant and equipment	2,129
Decrease in long-term deposits and others	6,961
Sub-total	135,180
Cash outflows from investing activities :	
Increase in marketable securities	396,422
Increase in short-term financial instruments	343,055
Acquisition of property, plant and equipment	14,113
Increase in construction in progress	37,631
Sub-total	791,221
Net cash provided by (used in) investing activities	(656,041)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash inflows from financing activities :	
Increase in accounts payable - other	252,197
Increase in short-term debt	171,600
Increase in withholdings	6,241
Sub-total	430,038
Cash outflows from financing activities :	
Decrease in current portion of long-term debt	116,999
Decrease in bonds payable	100,000
Increase in treasury stock	101,396
Cash dividends	139,527
Sub-total	457,922
Net cash provided by (used in) financing activities	(27,884)
INCREASE IN CASH	(253,148)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	569,310
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	₩316,162

1. GENERAL

SsangYong Oil Refining Co., Ltd. (the "Company") is a Korean corporation listed on the Korean Stock Exchange and is principally engaged in the refining and marketing of petroleum products, petrochemical products and lubricant oils.

On December 2, 1999, the 28.4% equity interest in the Company's common stock, owned by SsangYong Cement Co., Ltd. ("SsangYong Cement"), was acquired by the Company (see Note 15). As a result, the Company is no longer affiliated with the SsangYong Group.

As of December 31, 1999, the Company is owned 50.1% by Aramco Overseas Company B.V., a subsidiary of the Saudi Arabian Oil Company ("Saudi Aramco") and 49.9% by others (after reduction of its treasury stock (see Note 10)). An agreement with Saudi Aramco provides that Saudi Aramco is to supply a portion of all its crude oil to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accompanying financial statements have been prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP"). Such financial statements are an English translation of the Company's report presented in a format more familiar to readers outside of Korea.

b. Marketable Securities

Marketable securities are stated at market value.

c. Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to cover estimated losses that may arise from non-collection of its receivables. The estimate of losses is based on collectibility of individual accounts and historical bad debt experience.

d. Inventories

Inventories, primarily consisting of crude oil, are stated at the lower of cost or market, with cost determined on the last-in, first-out basis, except for supplies, for which cost is determined by the moving average method.

e. Investment Securities

Investments in equity securities of listed companies are stated at market value. Also, the net unrealized gain or loss on investments in equity securities of listed companies is recorded as a capital adjustment. Other investments in equity securities of non-listed companies except SsangYong International Ltd.(see Note 3) are stated at acquisition cost. If the market value (or the net book value, for non - listed companies) of the investments declines significantly below the acquisition cost and is not expected to recover, such investments are carried at market value (or net book value) and such unrealized loss on investments is charged to current operations. Investments in debt securities which are held for long-term investment purposes are stated at amortized cost.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost, or at appraised values as determined by independent appraisers pursuant to the Korean Asset Revaluation Law. The latest appraisal by the Company was made on October 1, 1998 (see Note 4). Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to current operations as incurred.

Interest incurred on debt used for the construction of property, plant and equipment is capitalized until such construction activities are complete. Interest of ₩14,267 million for the year ended December 31, 1998 (nil for the year ended December 31, 1999), was capitalized and included in property additions. Foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment is capitalized (or offset against property additions). In 1998, foreign exchange gains of ₩17,249 million was offset against property additions (nil in 1999). Depreciation is computed on the straight-line method over the estimated useful lives of the related assets.

g. Proprietary Equipment Use Rights

Proprietary equipment use rights are stated at cost, less accumulated amortization which is computed on the straight-line method over the term of the rights.

h. Accounting for Discount on Bonds

Discount on bond issued shall be amortized over the redemption period of the bond using the effective interest rate method. Amortization of discount shall be recognized at interest expense on the bond.

i. Accounting for Overseas Convertible Bonds

Through 1997, a portion of the proceeds from the issuance of convertible bonds was accounted for as attributable to the conversion feature. The amounts attributable to the conversion feature were shown as consideration for conversion rights (capital adjustments account) with corresponding conversion right adjustments (deduction from related bonds). The conversion right adjustments were amortized to interest expense over the redemption period. Also, overseas convertible bonds denominated in foreign currencies were translated at the historical rates of exchange on the issuance dates, as permitted under Korean GAAP.

Effective January 1, 1998, in order to reflect the actual losses of the conversion features related to its 1st and 2nd series overseas convertible bonds, the Company changed its accounting treatment for overseas convertible bonds as follows :

1. Both the 1st and 2nd series overseas convertible bonds are translated at the Base Rates announced by Korean government on the balance sheet dates.

2. The consideration for conversion rights (capital adjustments account) and conversion right adjustments (deduction from related bonds) carried over from 1997 were offset and the net balance was recorded as long-term accrued interest expense. In addition, the premium to be paid at the date of redemption at the option of the bondholders, which is related to the 1st series overseas convertible bonds, was accrued and also presented as long-term accrued interest expense. The effect of such change in accounting treatment was applied prospectively.

Effective January 1, 1999, Korean GAAP was revised to require that the cumulative effect on prior periods of the change in accounting policy for the accrual of premiums to be paid at the date of redemption be reflected as direct adjustments to unappropriated beginning retained earnings in 1999. Such adoption of the revised Korean GAAP resulted in a decrease in the beginning retained earnings as of January 1, 1999 by ₩4,770 million.

j. Accrued Severance Indemnities

All employees with one or more years of service are entitled to lump sum severance payments upon termination, based on the Company' s policies. The accrual for severance indemnities approximates the amount required if all employees were to terminate at the balance sheet date, which amounted to ₩47,943 million and ₩83,687 million as of December 31, 1999 and 1998, respectively. Payments for severance indemnities amounted to ₩50,389 million and ₩16,307 million for theYears ended December 31, 1999 and 1998, respectively.

Funding of severance indemnities is not required. However, the Company maintains deposits for severance indemnities totaling ₩29,264 million and ₩51,203 million as of December 31, 1999 and 1998, respectively, with insurance companies to meet the requirements for tax deduction purposes under the Korean Corporate Income Tax Law. Also, ₩24,014 million of total deposits for severance indemnities, which will be directly paid to employees, are deducted from accrued severance indemnities, while the remaining deposits for severance indemnities are presented as deposits for severance indemnities (other asset account).

Under the National Pension Fund Law of Korea, through March 1999, the Company transferred a portion of their severance liabilities in cash to the National Pension Fund. Such transfers are deducted from accrued severance indemnities and totaled ₩4,156 million and ₩6,245 million (cumulative) as of December 31, 1999 and 1998, respectively.

k. Treasury Stock

Treasury stock is shown separately as a capital adjustment item within stockholders' equity. Gains on sales of treasury stock are credited to capital surplus, and losses are charged against either capital surplus arising from previous treasury stock transactions or against retained earnings.

l. Income Taxes

Through 1998, the provision for income taxes was determined based on the amount currently payable under the Korean Corporate Income Tax Law. No deferred income taxes were provided. Effective January 1, 1999, Korean GAAP was revised to require the recognition of deferred tax assets and liabilities for the future tax consequences of operating loss carry forwards, tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The revised Korean GAAP requires that the cumulative effect on prior periods of such change be reflected as direct adjustments to other capital surplus and unappropriated retained earnings at the beginning of the year of such change. The revised Korean GAAP also requires that deferred tax assets and liabilities be presented on the balance sheet as a single non-current net number. Restatement of comparative information is not permitted. This change resulted in an increase in the Company' s asset revaluation surplus and beginning retained earnings as of January 1, 1999 by ₩24,131 million and ₩14,954 million, respectively, and a decrease in net income for year ended December 31, 1999 by ₩24,343 million.

m. Foreign Currency Transactions

The Company maintains its accounts in Korean won. Transactions conducted in foreign currencies have been recorded in Korean won based on the prevailing rates of exchange at the dates of the transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were US$ 1 = ₩1,145 and US$ 1= 1,207 at December 31, 1999 and 1998, respectively.

Through 1998, certain foreign exchange gains or losses arising from the translation of long-term monetary assets and liabilities denominated in foreign currencies were deferred and amortized over the redemption period. Effective January 1, 1999, Korean GAAP was changed to require that all gains and losses resulting from the translation or settlement of such assets and liabilities be included in current operations.

The deferred foreign exchange translation loss as of December 31, 1998, totaling ₩78,349 million, was offset against the asset revaluation surplus, as permitted under Korean GAAP (see Note 4).

n. Valuation of Long-Term Debt

The Company' s long-term debts at lower interest rates resulting from the purchase of treasury stock (see Note 15) are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded as present value discounts which are deducted from the related long-term debt and are included in current operations using the effective interest rate method over the repayment period.

3. INVESTMENT SECURITIES

Investment securities as of December 31, 1999 and 1998 consist of (in millions of Korean won) :

	1999	1998
Investments in equity securities of listed companies :		
SsangYong Engineering & Construction	₩243	₩10,899
LG-Caltex Gas Co., Ltd.	6,864	8,184
SK Gas	6,336	7,392
Investments in equity securities of non-listed companies :		
SsangYong Engineering Co., Ltd.	302	302
SsangYong Information & Communication Corp.	513	513
DaeHan Oil Pipeline Corporation	18,122	17,725
Ulsan Environment Development Co., Ltd.	107	107
SsangYong International, Ltd.	27,219	8
Investments in stock market stabilization fund	4,931	6,546
Investments for oil exploration venture	-	2,726
Government bonds and other	12,459	23,456
Total	₩77,096	₩77,858

Through 1998, SsangYong Engineering & Construction Co., Ltd. ("SsangYong E&C") was an affiliate of the Company and the Company' s investment in equity securities of SsangYong E&C was stated at acquisition cost, as permitted under previous Korean GAAP. As of December 31, 1999, the market value of the investment declined significantly below the acquisition costs and was not expected to recover. As a result, the investment in equity securities of SsangYong E&C as of December 31, 1999 is stated at market value and the unrealized loss on investment in equity securities of SsangYong E&C, totaling ₩10,656 million, has been charged to expense during 1999. Effective January 1,1999, Korean GAAP was changed to require investments in equity securities of equal to or more than 20% of total outstanding voting stocks of on the investee company shall be stated using the equity method of accounting. SsangYong International Ltd., which is owned 100% of voting stocks by the Company, is considered under the significant influence of the Company.

4. ASSET REVALUATION

On October 1, 1998, a certain portion of the Company' s property, plant and equipment were revalued in accordance with the Korean Asset Revaluation Law, as follows (in millions of Korean won) :

	Revalued Amount	Net Book Value	Revaluation Increment
Land	₩175,564	₩78,588	₩96,976
Buildings	19,112	11,652	7,460
Structures and storage tanks	293,581	194,462	97,119
Machinery and equipment	873,405	594,172	279,233
	₩1,361,662	₩880,874	₩480,788

As a result of such revaluation, the revaluation increment (net of asset revaluation tax amounting to ₩12,484 million), totaling ₩468,304 million, was credited to capital surplus. A portion of the asset revaluation surplus has been offset against the balance of deferred foreign exchange translation losses amounting to ₩78,349 million as of December 31, 1998, pursuant to the Korean Asset Revaluation Law. In addition, with the adoption of deferred income tax accounting under revised Korean GAAP effective January 1, 1999, the tax effect of such deferred foreign exchange translation losses which had been offset against the asset revaluation surplus, totaling ₩24,131 million, resulted in an increase in the Company' s asset revaluation surplus by that amount as of January 1, 1999. The asset revaluation surplus may not be utilized for cash dividends, and may only be used to offset a future deficit, if any, or may be transferred to capital stock.

5. ACCUMULATED DEPRECIATION

At December 31, 1999 and 1998, accumulated depreciation consists of (in millions of Korean won) :

	1999	1998
Buildings	₩11,977	₩8,780
Structures and storage tanks	53,434	25,657
Machinery and equipment	265,748	114,533
Transportation equipment	12,945	11,423
Tools, furniture and fixtures	56,917	44,089
Total	₩401,021	₩204,482

6. PREFERRED STOCK

The Company' s preferred stock is non-voting, non-cumulative and non-participating, and has a one percent preference in dividends above the rate declared on common stock.

7. OTHER CAPITAL SURPLUS

At December 31, 1999 and 1998, other capital surplus consists of the following (in millions of Korean won):

	1999	1998
Consideration for conversion rights related to converted bonds	₩19	₩19
Gain on disposal of treasury stock - net of income taxes	2,389	2,389
Asset revaluation surplus	467,748	443,616
Total	₩470,156	₩446,024

8. RESTRICTED RETAINED EARNINGS

Under the Korean Commercial Code, the Company is required to appropriate at least 10% of cash dividends declared to a legal reserve, until such reserve equals 50% of capital stock. This reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

The reserve for industry rationalization was established to enable the Company to avail itself of certain tax credits in accordance with tax regulations. This reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property, plant and equipment be appropriated as a reserve for financial structure imporvement, until the ratio of shareholders' equity to total assets reaches 30%. The reserve for financial structure imporvement may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

Detail of the Company' s restricted retained earnings as of December 31, 1999 and 1998 are as follows (in million of Korean won):

	1999	1998
Legal reserve	₩71,725	₩61,725
Reserve for industry rationalization	102,945	102,745
Reserve for financial structure improvement	53,100	24,300
Total	₩227,770	₩188,770

9. FOREIGN CURRENCY ASSETS AND LIABILITIES

Assets and liabilities denominated in foreign currencies at December 31, 1999 and 1998 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen) :

	1999		1998	
Assets	Foreign Currency	Korean Won Equivalent	Foreign Currency	Korean Won Equivalent
Cash and cash equivalent	US$6,011	₩6,885	US$1,005	₩1,214
Accounts receivable-trade	244,332	279,858	86,413	104,370
Total	US$250,343	₩286,743	US$87,418	₩105,584
Liabilities	Foreign Currency	Korean Won Equivalent	Foreign Currency	Korean Won Equivalent
Accounts payable-trade	US$329,858	₩337,820	US$415,414	₩501,737
Accounts payable-trade	-	-	¥5,361	56
Short-term borrowing	988,764	1,132,529	750,052	905,913
Long-term debt and accrued interest expenses	465,631	533,334	546,693	660,296
Total	US$1,784,253	₩2,043,683	¥5,361 US$1,712,159	₩2,068,002

10. TREASURY STOCK

Through 1998 the treasury stocks acquired through the treasury stock fund were reported as investment securities. Effective January 1, 1999, Korean GAAP was changed to require that such treasury stock also be reported as treasury stock (capital adjustment account). As a result of such change, the Company' s stockholders' equity as of January 1, 1999 decreased by ₩719 million. In addition, the Company purchased 15,991,793 shares of its common stock held by SsangYong Cement for ₩285,453 million on December 2, 1999 (see Note 15). No dividends were paid on the Company' s treasury stock. Changes in treasury stock during the year ended December 31, 1999 are as follow(in million of Korea Won) :

	Number of treasury stock		Carrying amount
	Common stock	Preferred stock	
At December 31, 1998	946,930	92,040	₩18,692
Transfer from Investment securities	24,077	187	719
Purchase of treasury stock	15,991,793	-	285,453
At December 31, 1999	16,962,800	92,227	₩304,864

11. NET INCOME PER SHARE

Net income per common share is computed as follows (in millions of Korean won, except for income per share) :

	1999	1998
Net income for common stock		
Net income	₩287,975	₩271,395
Cash dividends for preferred stock	(1,174)	(1,174)
Net	₩286,801	₩270,221
Weighted average number of common shares outstanding	54,005,995	55,344,466
Net income per share	₩5,311	₩4,883

The conversion feature of the convertible bonds had no effect on the earnings per share data, as such bonds are convertible into preferred stock only.

12. DIVIDENDS

Details of dividends declared for 1998 and proposed to be declared for 1999, as shown in the statements of appropriations of retained earnings, are as follows (in millions of Korean won, except for share data) :

1999		
Cash	Common stock - ₩2,500 per share (39,328,596 shares - note a)	₩98,321
	Preferred stock - ₩2,550 per share (460,377 shares - note b)	1,174
		₩99,495
1998		
Cash	Common stock - ₩2,500 per share (55,344,466 shares)	₩138,362
	Preferred stock - ₩2,550 per share (460,564 shares)	1,174
		₩139,536

(note a) Consists of 56,291,396 shares issued, less 16,962,800 shares in treasury (see Note 10).

(note b) Consists of 552,604 shares issued, less 92,227 shares in treasury (see Note 10).

13. CONTINGENT LIABILITIES

At December 31, 1999, the Company is continently liable for the following guarantees issued for its affiliates and others (in millions of Korean won) :

Merryweather	₩560,000
SsangYong Motor Company	46,010
Other	1,613
Total	₩607,623

With respect to the Company' s guarantee issued to Arab Bank and other financial institutions for SsangYong Motor Company ("SMC"), the Company received cash of ₩16,000 million as collateral from SsangYong Cement and a guarantee letter totaling US$19,370 thousand from Cho Hung Bank

14. INSURANCE

At December 31, 1999, certain of the Company' s assets are insured with local insurance companies, as follows (in thousands of U.S. dollars):

	Risk	Coverage
Business interruption insurance	Loss on business interruption	US$723,027
Cash, inventories, property, plant and equipment	Fire, theft and comprehensive	2,130,447
Aircraft - related insurance	Comprehensive	3,700
Total		US$2,857,174

In addition, the Company carries general vehicle insurance, workmen' s accident compensation insurance, assembly insurance and comprehensive general liability insurance policies.

15. PURCHASE OF THE COMPANY'S SHARES HELD BY SSANGYONG CEMENT

On December 2, 1999, the Company purchased 15,991,793 shares of its common stock held by SsangYong Cement through a specified money trust arrangement with three Korean banks ,Hana Bank, Cho Hung Bank and Korea Development Bank (collectively the "Trustee Banks") for ₩340,000 million. At the same time, the Company entered into borrowing agreements with the Trustee Banks to borrow ₩240,000 million which matures December 2, 2009 at an annual interest rate of 7.67%, which was lower than the effective interest rate of 11.75% at that time. The shares purchased from SsangYong Cement are reported as treasury stock at ₩285,453 million, which consists of acquisition cost of ₩341,397 million, including incidental expenses of ₩1,397 million, less the present value discount of long-term debts from the Trustee Banks totaling ₩55,944 million.

Meanwhile, Management Participation Rights ("MPR") held by SsangYong Cement which were arranged by the Restructured Joint Venture Agreement between SsangYong Cement and Aramco Overseas Company B.V., a subsidiary of the Saudi Aramco, were transferred to Merryweather in return for Merryweather' s assumption of

SsangYong Cement' s rescheduled bank debts (namely Cho Hung Bank and Korea Development Bank) totaling ₩560,000 million, which matures December 2, 2009 at an annual interest rate of 6.0%. In the near future, Merryweather plans to sell and assign the MPR to a third party buyer designated by the Company, together with the treasury stock held by the Company. With respect to Merryweather' s assumption of SsangYong Cement' s rescheduled bank debts, the Company has indemnified the payment of such assumed debts (including any accrued interest thereon) to Cho Hung Bank and Korean Development Bank through the maturity date if the Company in not able to find an acceptable third party buyer prior to the maturity of such debts.

Merryweather is incorporated under the laws of the British Virgin Islands and owned 44% by Macson International Limited ("Macson"), a wholly-owned subsidiary of Banque Paribas, 28% by Aramco Overseas Company B.V., a subsidiary of the Saudi Aramco and 28% by SsangYong International Limited ("SI"), a wholly-owned subsidiary of the Company.

16. SUBSEQUENT EVENT

On January 21, 2000, the Korean Financial Supervisory Service ordered for Nara Merchant Bank ("Nara") to suspend its operations due to Nara' s liquidity crisis. The Company currently maintains deposits with Nara totaling ₩409,343 million (₩436,722 million as of December 31, 1999). Under the Korean Depositors Protection Act, the Company' s deposits with Nara are insured under the Korean Deposit Insurance Corporation.